March 11, 2021

Division of Corporation Finance

Office of Trade & Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: VOXX International Corporation

Form 10-K for the Fiscal Year Ended February 29, 2020

Filed June 15, 2020

File No. 001-09532

To Mr. Rhodes and Ms. Li:

We are pleased to respond to the comment in your letter dated March 4, 2021 regarding our most recently filed Form 10-K for the Fiscal Year Ended February 29, 2020, as indicated above. For your convenience, your comment is repeated below, followed by our response.

Form 10-K for the Fiscal Year Ended February 29, 2020

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

EBITDA, Adjusted EBITDA, and Adjusted Diluted EBITDA per Common Share, page 44

SEC Comment:

1.

We read your response to comment 2. It appears that you have proposed to present EBITDA per diluted share and adjusted EBITDA per diluted share in your future quarterly and annual earnings press releases to be furnished in Item 2.02 Form 8-K.  Please tell us why it is appropriate to present EBITDA per diluted share and adjusted EBITDA per diluted share, bot non-GAAP liquidity measures, on a per share basis.  We refer you to SEC Release No. 34-47226, footnote 11, and Question 102.05 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

We respectfully acknowledge the Staff’s comment and in response, the Company represents that we will no longer provide EBITDA per diluted share and adjusted EBITDA per diluted share in our future quarterly or annual earnings press releases.

In connection with your review of the Company’s filing on Form 10-K for the Fiscal Year Ended February 29, 2020, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filing with the SEC, not withstanding any review, comments, action, or absence of action by the staff.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

/s/ Charles M. Stoehr

Charles M. Stoehr

Senior Vice President and Chief Financial Officer